EXHIBIT 99.1
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                                                       [LOGO - ARC ENERGY TRUST]


NEWS RELEASE

DECEMBER 23, 2005

ARC ENERGY TRUST ANNOUNCES CLOSING OF "BOUGHT DEAL" TRUST UNIT OFFERING
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CALGARY, December 23, 2005 (AET.UN and ARX - TSX) ARC Energy Trust (the "Trust")
announced today the closing of the previously announced offering of 9,000,000 trust units at a price of $26.65 per trust unit for total gross proceeds of $240 million on a bought deal basis. The syndicate of underwriters was led by RBC Capital Markets and includes BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, HSBC Securities (Canada) Inc. and Raymond James Ltd.

The net proceeds will be used to repay outstanding bank indebtedness including that incurred in connection with the acquisition that was announced on December 8, 2005 and closed on December 16, 2005.

The securities being offered by the Trust have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of trust units in the U.S. and any public offering of trust units in the U.S. will be made by means of a prospectus.

ARC ENERGY TRUST

John P. Dielwart,
President and Chief Executive Officer

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.


    For further information about ARC Energy Trust, please visit our website
                       www.arcenergytrust.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600                  Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9